UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

As previously disclosed in the Reportd on Form 6-K dated on January 8, 2025 and June 30, 2025 of BIT ORIGIN LTD, an exempted company incorporated in the Cayman Islands (the “Company”), the Company received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department on January 3, 2025, notifying the Company that the Company no longer complies with Nasdaq Listing Rule 5550(b)(1), which requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing, and the Company’s Form 20-F for the year ended June 30, 2024 reported stockholders’ equity of $909,583.

In response, the Company submitted a compliance plan to Nasdaq on February 17, 2025, outlining a series of initiatives intended to restore compliance with the Rule. Based on its review of the submission, Nasdaq granted the Company an extension through June 30, 2025, to demonstrate compliance.

On July 1, 2025, the Company received a letter from Nasdaq, stating that, based on the Company’s Report on Form 6-K dated June 30, 2025, Nasdaq has determined that the Company complies with Nasdaq Listing Rule 5550(b)(1).

Nasdaq will continue to monitor the Company’s ongoing compliance with the minimum stockholders’ equity requirement and, if at the time of its next periodic report, the Company does not evidence compliance with the minimum stockholders’ equity requirement, the Company may be subject to delisting. At such time, Nasdaq staff will provide written notification to the Company, which may then appeal the Nasdaq staff’s determination to a Hearings Panel.

On July 3, 2025, the Company issued a press release entitled “Bit Origin Ltd Regains Compliance with Nasdaq Listing Requirements of Minimum Stockholders’ Equity”. A copy of the press release is furnished herewith as Exhibit 99.1.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 21, 2022 (Registration No. 333-268501), as amended, and the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on November 16, 2023 (Registration No. 333-275602), as amended, the Company’s Registration Statement on Form F-3 initially filed with the Securities and Exchange Commission on August 13, 2024 (Registration No. 333-281518).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Bit Origin Ltd Regains Compliance with Nasdaq Listing Requirements of Minimum Stockholders’ Equity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD.

Date: July 7, 2025	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board

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